

September 24, 2012

Via E-mail
Richard Oravec
President and Chief Executive Officer
Eleventh Street Manufacturing, Inc.
277 West 11th, Suite 2F
New York, NY 10014

> **Re: Eleventh Street Manufacturing, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 31, 2012**
> **File No. 000-54797**

Dear Mr. Oravec:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

<u>Item 1. Business, page 3</u>

<u>(a) Business Development, page 3</u>

2. We note your statement in the fourth paragraph that the JOBS Act "increases the number of shareholders a company must have before becoming subject to the U.S. Securities and Exchange Commission's ('SEC's') reporting and disclosure rules." Please revise this section to clarify that you will become subject to the reporting requirements of the Securities and Exchange Act of 1934 as a result of filing this Form 10-12G, or remove this statement.

<u>Item 1A. Risk Factors, page 7</u>

<u>There may be conflicts of interest . . . ., page 8</u>

3. We note the disclosure in this risk factor that management is currently involved with other blank check companies. However, we also note your statement in the "Prior and Current Blank Check Company Experience" section on page 17 that your sole officer and director, "is not involved with other existing blank check companies." Please revise to reconcile these two statements. To the extent that Mr. Oravec is or has been involved with other blank check companies, please provide narrative disclosure regarding the nature of Mr. Oravec's involvement, including the following:

   • Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of the company, and describe the status of any mergers or acquisitions with the blank check company.

   • Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

   • Disclose whether any transaction resulted in termination of your officers', shareholders' or promoters' association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

Item 5. Directors and Executive Officers, page 17

A. Identification of Directors and Executive Officers, page 17

    4. Please briefly describe the nature of the activities undertaken by Mr. Oravec as President of Pivo Associates, with a view towards describing to investors the specific experience, qualifications and skills that led to the conclusion that Mr. Oravec should serve as a director of the company. Additionally, please disclose any directorships held by Mr. Oravec with companies that are subject to reporting requirements under the Securities and Exchange Act of 1934. Refer to Item 401(e) of Regulation S-K.

D. Involvement in Certain Legal Proceedings, page 17

    5. Please discuss any involvement in legal proceedings over a ten, rather than a five year period. Refer to Item 401(f) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 20

    6. It does not appear that you filed a notification on Form D with respect to the sale you made pursuant to Regulation D. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Michael Williams, Esq.